Filed by Precision Drilling Trust pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Grey Wolf, Inc.
Commission File Number: 001-08226

Precision Drilling Trust September 2, 2008 Merger with Grey Wolf, Inc. Creating the new Precision Drilling Lehman Brothers 2008 CEO Energy / Power Conference New York

Forward-looking statements Statements regarding the proposed merger and all other statements that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward looking information within the meaning of applicable Canadian legislation. These forward-looking statements are based on current expectations, estimates and assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside Grey Wolf's and Precision's control, which could cause actual results to differ materially from those anticipated by Grey Wolf and Precision and described in the forward looking statements. Forward looking information includes, but is not limited to, statements regarding the proposed merger, including expected combined financial and operating results; the expected amount and timing of operating synergies; and whether and when the proposed merger will be consummated. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are the failure to realize anticipated synergies; the result of the review of the proposed merger by various regulatory agencies and any conditions imposed in connection with consummation of the proposed merger; failure to receive the approval of the proposed merger by the shareholders of Grey Wolf and satisfaction of various other conditions to the closing of the proposed merger. These forward-looking statements are also affected by the risk factors, challenges and uncertainties described in Grey Wolf's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and Precision's Annual Report on Form 40-F (Annual Information Form in Canada) for the fiscal year ended December 31, 2007, and those set forth from time to time in Grey Wolf's and Precision's filings with the Securities and Exchange Commission and, in the case of Precision, the securities regulatory authorities in each of the Provinces of Canada, which are available through Grey Wolf's and Precision's websites at www.gwdrilling.com and www.precisiondrilling.com. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do so, what benefits will be derived therefrom. Security holders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements which speak only as of the date made. Except as may be required by law, Grey Wolf and Precision expressly disclaim any intention or obligation to revise or update any forward-looking statements and information whether as a result of new information, future events or otherwise.

Merger rationale Build high performance rigs at lower cost Introduce Super Series rigs to Grey Wolf customers Drill North American oil and gas shales Accelerate international growth - global oil Introduce complementary services

Today's team Kevin Neveu - Precision Drilling, CEO Tom Richards - Grey Wolf, Chairman, President and CEO David Crowley - Grey Wolf, EVP and COO David Wehlmann - Grey Wolf, EVP and CFO Doug Strong - Precision Drilling, CFO

Consideration Grey Wolf shareholders receive US$5.00 cash and 0.1883 Precision units / Grey Wolf share, assuming full proration - $2.0 billion acquisition Pro Forma Ownership Board Representation Precision 75%; Grey Wolf 25% 3 Grey Wolf board members to join Precision board and will be expanded to 12 directors Expected Closing Date Pro forma rig count 2007 pro forma revenue 2007 pro forma EBITDA 4Q 2008 371 drilling rigs plus 19 new builds 229 service rigs US$1.8 billion US$0.8 billion Transaction is highly accretive to cash flow per trust unit Precision Drilling Trust Acquires Grey Wolf, Inc.

122 rigs Excellent people Safety commitment Deep drilling bias High quality service provider Broad US geographic coverage Turnkey services Value High performance assets and technology - margin enhancement Reduced capital cost through in-house manufacturing - cost reduction In-house supply-chain and maintenance systems - cost reduction Diversification Broad geographic base Comprehensive resource play coverage Broad customer base Growth Well positioned for international growth Scale and scope to support growth 249 rigs Excellent people Safety commitment Super Series rigs High performance driller Rig design, construction and supply chain capability Production services Production services Production services Production services Production services Production services Production services Production services Production services Production services Premier North American land driller

Value: Margin enhancement High performance assets and technology 700 hp - 10,000' depth Derrick and integrated top drive Range III drill pipe Automated pipe handling system Substructure, integrated draw works, and BOP's Advantages: Small footprint Minimal disturbance Inherently safer Fewer loads Rapid deployment Source: Precision Drilling

Source: Precision Drilling Value: Margin enhancement High performance assets and technology

Columbia - supply Rostel - manufacturing SAP - ERP integrated system Lower operating cost Lower operating cost Integrated maintenance Lower operating cost Lower operating cost Value: Cost reduction

Diversification: Broad geographic base Canada 42 Super Series Drilling Rigs 179 High Performance Conventional Rigs 221 total rigs in Canada 229 Service Rigs 98 Drilling Rig Camps 28 Snubbing Units United States 12 Super Series Drilling Rigs 135 High Performance Conventional Rigs 147 total rigs in U.S. Latin America 2 in Mexico 1 in Chile 3 total rigs internationally Manufacturing 2008 Super Series rig build program: 19 Long-term contracts, LOI's and commitments on all 8 rigs / quarter build capacity Note: Figures as of August 22, 2008. Source: Precision Drilling, Grey Wolf

Diversification: Comprehensive resource play coverage RIG LOCATIONS Grey Wolf Precision Appalachian Basin Gulf Coast Uinta Basin South Texas Powder River Basin Fort Worth Basin Black Warrior Basin San Juan Basin Green River Basin Tuscaloosa Basin Anadarko Basin San Joaquin Basin Western Canada Sedimentary Basin Source: Precision Drilling, Grey Wolf

Diversification: Shale plays RIG LOCATIONS Grey Wolf Precision Appalachian Basin Gulf Coast Uinta Basin South Texas Powder River Basin Fort Worth Basin Green River Basin Tuscaloosa Basin Anadarko Basin Source: Precision Drilling, Grey Wolf Piceance Barnett Woodford Horn River Montney Bakken Marcellus Fayetteville Haynesville Western Canada Sedimentary Basin Black Warrior Basin San Juan Basin San Joaquin Basin

Diversification: Broad customer base Source: Precision Drilling, Grey Wolf Precision Grey Wolf

Growth: Well positioned for international growth Selected Canadian and U.S. land drilling peers - drilling rig count Note: Canadian and U.S. rig counts only. Source: Precision Drilling, company data

Growth: Scale and scope to support growth Note: Pro forma rig count includes 19 2008 Super Series new build rigs. 10 rigs within 701-1,000hp category and 9 rigs within 1,001-1,500. Source: Precision Drilling, Grey Wolf Pro forma rigs by horsepower

Section 2 Financial Summary

Financial strength Note: Market data as of 8/22/08. Assumes US$/CAD$ exchange ratio of 1.02 at 6/30/08. Source: Precision Drilling, Grey Wolf Equity market value Enterprise value

Financial strength 2007 pro forma revenue - $1,847mm 2007 pro forma EBITDA - $769mm Note: Pro forma numbers exclude synergies and include corporate expenses. Assumes 2007 US$/CAD$ exchange ratio of 1.07. EBITDA is non-GAAP measure. Source: Precision Drilling, Grey Wolf

Note: Pro forma EBITDA excludes synergies. Assumes 2007 and LTM at 6/30/08 average US$/CAD$ exchange rate of 1.07 and 1.02, respectively. EBITDA is non-GAAP measure. Balance sheet data as of 6/30/08 for Precision and Grey Wolf. Assumes US$/CAD$ exchange rate of 1.02 at 6/30/08. Grey Wolf convertible notes have been assumed to receive same consideration as equity holders. 42.0 million Precision trust units issued and $1.12 billion cash issued as transaction consideration. $80 million of estimated transaction costs. Source: Publicly available information, Precision Drilling, Grey Wolf Strong proforma balance sheet

Selected land drilling peers Note: Return on Capital Employed is equal to (Net Income + After-tax interest expense) / (Total debt + Stockholders equity - Cash). Based on reported numbers only and in all cases excludes any merger adjustments. Numbers as of 12/31/2007. Source: Publicly available information Superior Return on Capital Employed (2007)

Value High performance assets and technology - margin enhancement Reduced capital cost through in-house manufacturing - cost reduction In-house supply-chain and maintenance systems - cost reduction Diversification Broad geographic base Comprehensive resource play coverage Broad customer base Growth Well positioned for international growth Scale and scope to support growth Scale and scope to support growth Scale and scope to support growth Scale and scope to support growth Scale and scope to support growth Scale and scope to support growth Scale and scope to support growth Scale and scope to support growth Scale and scope to support growth Scale and scope to support growth Scale and scope to support growth Scale and scope to support growth Conclusions Premier North American land driller

Section 3 Grey Wolf Process

The Grey Wolf process Grey Wolf and its advisers conducted a thorough and comprehensive review of strategic alternatives Over 15 companies, both financial and strategic, were contacted to gauge interest in a potential combination with Grey Wolf Several parties indicated an interest in acquiring Grey Wolf, each of which included a significant portion of value in common equity. Potential acquirers were evaluated on various criteria, including: Valuation and cash/stock mix Certainty of closure Financial strength (committed financing; post-closing debt levels and flexibility post-closing to finance future growth) The level of diligence completed and time required to effect a transaction Strategic merit Grey Wolf's board believes this improved offer from Precision represented the best opportunity and is in the best interest of Grey Wolf shareholders

Grey Wolf price performance 80 100 120 140 160 180 200 1/1/08 2/17/08 4/4/08 5/22/08 7/8/08 8/25/08 GW Indexed Peer Group 59.1% 34.2% 4/18/2008 Announced Basic Merger Agreement 6/9/2008 Announced First Precision Offer 6/25/2008 Announced Third Precision Offer Note: Indexed Peer Group includes HP, NBR, PDC, PTEN and UDRL Source: FactSet

Precision price performance 60 70 80 90 100 110 6/9/08 6/24/08 7/9/08 7/25/08 8/9/08 8/25/08 PDS Indexed Peer Group1 (26.6%) (4.9%) 6/25/2008 Announced Third Offer for Grey Wolf 6/9/2008 Announced First Offer for Grey Wolf Note: Indexed Peer Group includes ESI, SVY and TDG Source: FactSet

Unaffected share price analysis Unaffected share price analysis (1) Market cap weighted (2) Peer Group includes ESI, SVY and TDG performance from June 9th to August 22nd. Source: FactSet

Additional Information and Where to Find It In connection with the proposed merger, Precision will file a registration statement, which will include a proxy statement of Grey Wolf and other materials, with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS OF PRECISION AND GREY WOLF ARE URGED TO CAREFULLY READ IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREY WOLF, PRECISION, PRECISION LOBOS CORPORATION, A WHOLLY-OWNED SUBSIDIARY OF PRECISION CREATED AS A SPECIAL PURPOSE VEHICLE, AND THE PROPOSED TRANSACTION. Prospective investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Grey Wolf and Precision, without charge, at the SEC's web site at www.sec.gov, at Precision's web site www.precisiondrilling.com, and at Grey Wolf's web site www.gwdrilling.com. Copies of the registration statement and the proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Precision Drilling Trust, (403) 716-4500 or to Investor Relations, Grey Wolf, Inc., (713) 435-6100. Participants in the Solicitation Grey Wolf and Precision and their respective directors, officers and other persons may be deemed to be participants in the solicitation of proxies from Grey Wolf's shareholders in respect of the proposed merger. Information about the directors and executive officers of Grey Wolf and their ownership of Grey Wolf common stock can be found in Grey Wolf's proxy statement for its 2008 annual meeting of shareholders as filed with the SEC on April 8, 2008. Information concerning the directors and executive officers of Precision is included in its Annual Report on Form 40-F (Annual Information Form in Canada) filed with the SEC on March 28,2008. Additional information regarding the identity of potential participants in the solicitation of proxies in respect of the proposed merger and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the registration statement and the proxy statement/prospectus and other relevant materials to be filed with the SEC in connection with the proposed merger.

Appendix I Market outlook

Industry outlook Commodity price outlook is positive Industry continues to consolidate Commodity prices and drilling activity forecasted to remain strong U.S. market is world's largest drilling market Large-scale operations are able to better service national oil companies Source: Schlumberger IPM

U.S. rig count and well count Note: 12 month strip prices historically through June 2, 2008 and 5 year forward strip as of June 2, 2008 thereafter. Source: Baker Hughes, EIA, Spears, Bloomberg, Wall Street research

Large resource plays and expanding oil sands activity in Western Canada are expected to continue to drive drilling activity for the next several years Market Fundamentals and Outlook Outlook in Canada continues to improve E&P companies increasing CAPEX Long term growth in oil sands Horizontal drilling driving development Rig Capacity is Evolving No material new builds forecasted E&P companies looking to move contracted Canadian rigs to the U.S. Small declines in rig count expected in the near term Technology Bifurcation in Canada More technologically advanced rig market High performance technology being introduced Overview of Canadian drilling market Source: CAODC, Street research

The analyst community is projecting a positive rebound in Canadian well count numbers to near record levels Canadian well count Note: Historical figures taken from the CAODC, forecast figures are based upon consensus street estimates.

Appendix II Supplemental information

Merger consideration Grey Wolf's shareholders will have the ability to elect to receive cash or units subject to proration; The maximum amount of cash to be paid by Precision will be approximately US$1.12 billion, and the maximum number of units will be approximately 42.0 million These maximum aggregate amounts translate to US$5.00 in cash and 0.1883 of a unit for each share of Grey Wolf stock, on a fully diluted basis

High Performance - High Value Reduced well cost Faster and safer drilling and well services Minimized down time High mobility, rapid deployment Reduced environmental footprint Excellent employee retention / employee recruitment

Precision High Value
Cost Reduction



Total well cost
$600 thousand
~20 days to complete well with conventional rig
~12+ days to complete well with High Performance rig
Precision's total well cost $455,000
24% savings
Reduced moving time & cost
Reduced drilling time & cost
Reduces cost of related services
High Performance Rig
Conventional Rig
Cumulative Total Well Costs ($ thousands)
700
600
500
400
300
5
10
15
20
Days to Drill

GREYWOLF INC

Super Single™ Rig 3,000 metre horizontal gas directed well example

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Precision Drilling

Excellent people Employee retention Training development Experience Recruitment Precision systems Columbia Oilfield Supply Rostel Manufacturing LRG Camps Target Zero Safety SAP ERP platform Best technology Super Singles Super Triples AC power control system Integrated top drive Semi-automated rigs High Performance - High Value Competitive advantage

Excellent People - Competitive Advantage Superintendent Average Experience Average Age 2008 Retention 22 45 100% Rig Manager 18 45 98% Driller 9 36 93% Canadian Drilling Rigs

Precision Systems - Competitive Advantage Columbia - Supply Rostel - Manufacturing SAP - ERP System Lower operating cost Lower operating cost LRG/Terra - Camp & Catering Remote operations Operations-Finance Integration

Best Technology - Super SingleTM - Competitive Advantage 700 hp - 10,000' Depth Derrick & Integrated Top Drive Range III Drill Pipe Automated Pipe Handling System Substructure, Integrated Draw Works, and BOP's Advantages: Small footprint Minimal disturbance Inherently safer Fewer loads Rapid deployment

Best Technology - Super Triple - Competitive Advantage 1200 hp - 13,500' Depth Fully AC Powered Range III Drill Pipe - 33% fewer connections Automated Pipe Handling Equipment Amphion Drilling Control System Advantages: Small footprint Minimal disturbance Inherently safer Faster drilling Faster trip out Longer continual pump circulation Fewer loads Rapid deployment Integrated Compact Top Drive